UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Telefónica informs about the agreement reached to sign the III Collective Agreement of Related Companies.	2

TELEFÓNICA, S.A. ("Telefónica") in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Telefónica España and the most representative Trade Unions have reached an agreement to sign the III Collective Bargaining Agreement, which runs until 31 December 2026 and can be extended for a further year, with the aim of moving towards a more digital, flexible and prepared company for future challenges in a highly competitive context and massive transformation. This agreement will allow to continue focus on loyalty and attracting the best talent, invest in the development of differential workforce capabilities through reskilling, and place Telefónica España at the forefront of new ways of working and work-life balance on the premises of autonomy, responsibility and contribution to results.
In addition, and in parallel, it has been agreed the execution of Collective Redundancies up to a total of 3,421 employees. Employees turning 56 years or older in 2024 and with a seniority of more than 15 years can adhere. However, targets have been established that may result in limits on joining in critical areas or additional redundancies based on business reasons.
The present value of the Plan's is estimated in a provision of around 1,300 million euros (before taxes), with no cash impact. Average annual savings from direct expenses are estimated around 285 million euros from year 2025. In any case, the impact on cash generation will be positive from 2024, as the capture of savings since the departure of employees is expected to take place during the first quarter of 2024.
Madrid, January 3, 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 3, 2024	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors